UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________
Schedule TO
Amendment No. 2
_______________________________________
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934
_______________________________________
LifeVantage Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
_______________________________________
Common Stock, par value $0.001 per share
(Title of Class of Securities)
53222K 10 6
(CUSIP Number of Class of Securities)
Rob Cutler, Esq.
General Counsel
9815 South Monroe Street, Suite 100
Sandy, Utah 84070
(801) 432-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)
_______________________________________
With a copy to:
Kirt W Shuldberg, Esq.
Sheppard Mullin Richter & Hampton LLP
12275 El Camino Real, Suite 200
San Diego, California 92130
(858) 720-8900
_______________________________________
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$40,000,000.00	$5,456.00

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $40,000,000 in aggregate shares of common stock of LifeVantage Corporation at purchase price not greater than $2.80 per share and not less than $2.45 per share in cash.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,456.00	Filing Party: LifeVantage Corporation
Form or Registration No.: Schedule TO-I	Date Filed: September 24, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on September 24, 2013, as amended and supplemented by Amendment No. 1 thereto filed with the Securities and Exchange Commission on September 27, 2013 (the “Schedule TO”) by LifeVantage Corporation, a Colorado corporation (“LifeVantage” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to $40,000,000 of shares of its common stock, par value $0.001 per share (the “Common Stock”) (collectively the “Shares”) (or a lower amount if not enough Shares are properly tendered and not properly withdrawn to allow us to purchase $40,000,000 of Shares) at a price not greater than $2.80 nor less than $2.45 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2013 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer.
All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment, and as more particularly set forth below.
This Amendment No. 2 is filed to affirmatively waive the Financing Condition set forth in the Offer to Purchase and to describe the terms of our new credit facility which has satisfied the Financing Condition.
ITEM 1. Summary Term Sheet.
The last paragraph under “How many Shares is LifeVantage offering to purchase?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page i of the Offer to Purchase is amended and restated in its entirety as follows:
“The Offer is not conditioned on any minimum number of Shares being tendered by shareholders but is subject to certain other conditions. See Section 7.”
The paragraph immediately following “How will LifeVantage pay for the Shares?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page ii of the Offer to Purchase is amended and restated in its entirety as follows:
“The maximum value of Shares purchased in the Offer will be $40,000,000. We will fund the share purchases in the Offer through borrowings of approximately $47,000,000 under our new credit facility made pursuant to that certain Financing Agreement dated October 18, 2013 by and among the Company, the Guarantors and Lenders party thereto and TCW Special Situations, LLC, as collateral agent and administrative agent. See Sections 5, 7 and 9.”
The bullet points under “Are there any conditions to the Offer?” under the section of the Offer to Purchase titled “Summary Term Sheet” on page iii of the Offer to Purchase are amended by deleting the first bullet in its entirety.
ITEM 4. Terms of the Transaction.
(a)(1)(ii) Section 9 (“Sources and Amount of Funds”) of the Offer to Purchase is amended and supplemented by replacing such section where it appears on page 16 of “The Offer” in its entirety with the following:
“If the Offer is fully subscribed, we will purchase $40,000,000 of Shares in the Offer. We will fund the Share purchases in the Offer, and to pay related fees and expenses, through borrowings under our new Credit Facility (as defined below) which provides for a term loan facility in an aggregate principal amount of up to $47,000,000 and a delayed draw term loan facility in an aggregate principal amount not to exceed $20,000,000 (collectively, the “Credit Facility”), pursuant to that certain Financing Agreement dated October 18, 2013 by and among the Company, TCW Special Situations, LLC, as collateral agent and administrative agent and the Guarantors and Lenders party thereto (the “Financing Agreement”).
The Credit Facility: The Credit Facility provides for an initial term loan in the amount of $47,000,000 to be made on the effective date of the Financing Agreement (the “Term Loan”) and a delayed draw term loan of up to $20,000,000 (the “Delayed Draw Term Loan”) which will be available for borrowing in specified minimum amounts from time to time beginning after the effective date (as defined in the Financing Agreement) until October 18, 2014 or such earlier date as the Delayed Draw Term Loan may be reduced to zero pursuant to the terms of the Financing Agreement. The principal amount of the Term Loan is repayable in consecutive quarterly installments beginning with the calendar

2

quarter ending March 31, 2014 and matures on the earlier of October 18, 2018 or such later date as the outstanding loans become payable in accordance with the terms of the Financing Agreement (the “Final Maturity Date”). In the event we borrow under the Delayed Draw Term Loan, the outstanding principal will be repayable in consecutive quarterly installments beginning with the calendar quarter ending December 31, 2014 through the Final Maturity Date. Each of the loans will bear interest at a rate equal 7.5% plus the greater of (i) LIBOR or (ii) 1.25%, or at our option, a reference rate (as defined in the Financing Agreement) plus 6.5% per annum, with such interest payable monthly.
Our obligations under the Credit Facility are secured by a security interest in substantially all of the Company’s assets. Our existing and future domestic subsidiaries have guaranteed the borrowings. Loans outstanding under the Credit Facility (1) must be prepaid based on certain cash flow metrics and with any net proceeds of certain permitted asset sales and (2) may be prepaid in whole or in part at any time, with any prepayments made prior to the first anniversary of the effective date subject to a prepayment premium. Any principal amount of loans which are prepaid or repaid may not be re-borrowed.
Risks Relating to Higher Leverage: We will incur increased indebtedness in connection with the purchase of Shares in the Offer and, as a result, will be more leveraged. We expect to generate the cash necessary to pay our expenses and to pay the principal and interest on the Credit Facility from our cash flows provided by operating activities. Our ability to pay our expenses and meet our debt service obligations under the Credit Facility depends on our future performance, which may be affected by financial, business, economic, demographic and other factors. If we do not have enough money to pay our debt service obligations, we may be required to refinance all or part of the Credit Facility, sell assets, borrow more money or raise equity. In such an event, we may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us or at all. Also, our ability to carry out any of these activities on favorable terms, if at all, may be further impacted by any financial or credit crisis which may limit access to the credit markets and increase the cost of capital.
The Credit Facility contains customary covenants, including affirmative and negative covenants that in certain circumstances restrict our ability to incur additional indebtedness, pay dividends on or redeem capital stock, make other payments, including investments, sell our assets or enter into consolidations, mergers or transfers of all or substantially all of our assets. The Credit Facility requires us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control and we may not be able to meet those ratios and tests.
The Credit Facility contains certain customary events of default, including, among other things, our failure to make required payments under the Financing Agreement, breaches of representations and warranties made by us, our failure to comply with covenants set forth in the Financing Agreement, insolvency or bankruptcy of us or any of our subsidiaries, material damage to the collateral securing the Credit Facility, cessation of our business for longer than a specified time period, and the occurrence of a change of control of us. If an event of default occurs under the Credit Facility, amounts outstanding may become immediately due and payable in the discretion of the collateral agent and specified lenders, provided that in the event of insolvency or bankruptcy of us or any of our subsidiaries, all amounts outstanding, together with all accrued and unpaid interest thereon and fees and other amounts due under the Financing Agreement will automatically become immediately due and payable. If the lenders under the Credit Facility accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness that would become due as a result of any acceleration.”
(a)(1)(x) and (xi) Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is amended and supplemented as follows:
The first sentence of the first bullet point under “Potential Risks and Disadvantages of the Offer” where it appears on page 3 of “The Offer” is replaced with the following:
“we expect to incur indebtedness of up to $47,000,000 pursuant to borrowings under our new credit facility.”
The second paragraph under the heading “Other Share Repurchases” where it appears on page 5 of “The Offer” is replaced with the following:
“Whether or to what extent we choose to make additional purchases of Shares will depend upon, among other things, market conditions, our capital needs, our business and financial condition, and alternative investment

3

opportunities available to us. Our Credit Facility also contains certain limits on our ability to make additional purchases of Shares.”
ITEM 6. Purposes of the Transaction and Plans or Proposals.
(a) and (b) Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is amended and supplemented as follows:
The first sentence of the first bullet point under “Potential Risks and Disadvantages of the Offer” where it appears on page 3 of “The Offer” is replaced with the following:
“we expect to incur indebtedness of up to $47,000,000 pursuant to borrowings under our new credit facility.”
The second paragraph under the heading “Other Share Repurchases” where it appears on page 5 of “The Offer” is replaced with the following:
“Whether or to what extent we choose to make additional purchases of Shares will depend upon, among other things, market conditions, our capital needs, our business and financial condition, and alternative investment opportunities available to us. Our Credit Facility also contains certain limits on our ability to make additional purchases of Shares.”
(c)(3) Section 9 (“Sources and Amount of Funds”) of the Offer to Purchase is amended and supplemented by replacing such section where it appears on page 16 of “The Offer” in its entirety with the following:
“If the Offer is fully subscribed, we will purchase $40,000,000 of Shares in the Offer. We will fund the Share purchases in the Offer, and to pay related fees and expenses, through borrowings under our new Credit Facility (as defined below) which provides for a term loan facility in an aggregate principal amount of up to $47,000,000 and a delayed draw term loan facility in an aggregate principal amount not to exceed $20,000,000 (collectively, the “Credit Facility”), pursuant to that certain Financing Agreement dated October 18, 2013 by and among the Company, TCW Special Situations, LLC, as collateral agent and administrative agent and the Guarantors and Lenders party thereto (the “Financing Agreement”).
The Credit Facility: The Credit Facility provides for an initial term loan in the amount of $47,000,000 to be made on the effective date of the Financing Agreement (the “Term Loan”) and a delayed draw term loan of up to $20,000,000 (the “Delayed Draw Term Loan”) which will be available for borrowing in specified minimum amounts from time to time beginning after the effective date (as defined in the Financing Agreement) until October 18, 2014 or such earlier date as the Delayed Draw Term Loan may be reduced to zero pursuant to the terms of the Financing Agreement. The principal amount of the Term Loan is repayable in consecutive quarterly installments beginning with the calendar quarter ending March 31, 2014 and matures on the earlier of October 18, 2018 or such later date as the outstanding loans become payable in accordance with the terms of the Financing Agreement (the “Final Maturity Date”). In the event we borrow under the Delayed Draw Term Loan, the outstanding principal will be repayable in consecutive quarterly installments beginning with the calendar quarter ending December 31, 2014 through the Final Maturity Date. Each of the loans will bear interest at a rate equal 7.5% plus the greater of (i) LIBOR or (ii) 1.25%, or at our option, a reference rate (as defined in the Financing Agreement) plus 6.5% per annum, with such interest payable monthly.
Our obligations under the Credit Facility are secured by a security interest in substantially all of the Company’s assets. Our existing and future domestic subsidiaries have guaranteed the borrowings. Loans outstanding under the Credit Facility (1) must be prepaid based on certain cash flow metrics and with any net proceeds of certain permitted asset sales and (2) may be prepaid in whole or in part at any time, with any prepayments made prior to the first anniversary of the effective date subject to a prepayment premium. Any principal amount of loans which are prepaid or repaid may not be re-borrowed.
Risks Relating to Higher Leverage: We will incur increased indebtedness in connection with the purchase of Shares in the Offer and, as a result, will be more leveraged. We expect to generate the cash necessary to pay our expenses and to pay the principal and interest on the Credit Facility from our cash flows provided by operating activities. Our ability to pay our expenses and meet our debt service obligations under the Credit Facility depends on our future performance, which may be affected by financial, business, economic, demographic and other factors. If we do not have enough money to pay our debt service obligations, we may be required to refinance all or part of the Credit Facility, sell assets,

4

borrow more money or raise equity. In such an event, we may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us or at all. Also, our ability to carry out any of these activities on favorable terms, if at all, may be further impacted by any financial or credit crisis which may limit access to the credit markets and increase the cost of capital.
The Credit Facility contains customary covenants, including affirmative and negative covenants that in certain circumstances restrict our ability to incur additional indebtedness, pay dividends on or redeem capital stock, make other payments, including investments, sell our assets or enter into consolidations, mergers or transfers of all or substantially all of our assets. The Credit Facility requires us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control and we may not be able to meet those ratios and tests.
The Credit Facility contains certain customary events of default, including, among other things, our failure to make required payments under the Financing Agreement, breaches of representations and warranties made by us, our failure to comply with covenants set forth in the Financing Agreement, insolvency or bankruptcy of us or any of our subsidiaries, material damage to the collateral securing the Credit Facility, cessation of our business for longer than a specified time period, and the occurrence of a change of control of us. If an event of default occurs under the Credit Facility, amounts outstanding may become immediately due and payable in the discretion of the collateral agent and specified lenders, provided that in the event of insolvency or bankruptcy of us or any of our subsidiaries, all amounts outstanding, together with all accrued and unpaid interest thereon and fees and other amounts due under the Financing Agreement will automatically become immediately due and payable. If the lenders under the Credit Facility accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness that would become due as a result of any acceleration.”
Section 11 (“Certain Financial Information”) of the Offer to Purchase is amended and supplemented by replacing the section titled “Unaudited Consolidated Pro Forma Statements of Income Data” where it appears on page 19 of “The Offer” in its entirety with the following:

5

"Unaudited Consolidated Pro Forma Statements of Income Data (In thousands, except per share data)
	Year Ended June 30, 2013
	Actual	Adjustments	Pro Forma

Sales, net	$208,178	$ -	$208,178
Operating income	12,068	-	12,068
Interest expense	(3)	(4,572)(1)	(4,575)
Other expense, net	(912)	-	(912)
Income (loss) before income taxes	11,153	(4,572)	6,581
Income tax expense	(3,545)	1,450	(2,095)
Net income (loss)	$7,608	$(3,122)	$4,486
Earnings per share:
Basic	$0.07		$0.05
Diluted	$0.06		$ 0.04(2)

Shares used in computing
earnings per share:
Basic	112,276	(15,094)(2)	97,182
Diluted	122,888	(15,094)(2)	107,794
Other Data:
Ratio of earnings to fixed charges(3)	3718.67x		2.44x

Non-GAAP Financial Measures:
Adjusted net income (loss)(4)	$11,069	$(3,122)	$7,947
Adjusted diluted earnings per share(4)	$0.09		$0.07

(1)
Reflects assumed interest expense on $47 million in new borrowings under our Credit Facility at an average rate of 8.75% per annum and a term of 5 years plus amortization of deferred transaction costs. For every 0.125% increase/decrease in our interest rate our interest expense would change by approximately $58,000 per year.

(2)
The pro forma share count assumes the repurchase of 15,094,340 shares at $2.65 per Share in the Offer as of the beginning of the periods presented. Pro forma net earnings per share are calculated based upon such pro forma share count.

(3)
Earnings included in the calculation of this ratio consist of income before income taxes plus interest expense. Fixed charges include interest expense only, as the Company does not have capital leases nor does it have capitalized interest associated with property, plant and equipment.

(4)
We define Adjusted Net Income as Net Income excluding certain costs associated with the product recall and the applicable tax impacts associated with these items. Adjusted earnings per share ("EPS") is calculated based on Adjusted Net Income and the weighted average number of common and potential common shares outstanding during the period. Adjusted Net Income and Adjusted EPS may not be comparable to similarly titled measures reported by other companies.”

Section 11 (“Certain Financial Information”) of the Offer to Purchase is amended and supplemented by replacing the section titled “Unaudited Reconciliation of GAAP Net Income to Non-GAAP Adjusted Net Income and related Adjusted Earnings Per Share” where it appears on page 21 of “The Offer” in its entirety with the following:

6

“Unaudited Reconciliation of GAAP Net Income to Non-GAAP Adjusted Net Income and related Adjusted Earnings Per Share: (In thousands, except per share data)
	Year Ended June 30, 2013
	Actual	Adjustments	Pro Forma
GAAP Net income (loss)	$7,608	(3,122)	$4,486

Adjustments:
Costs associated with product recall:
Cost of sales	4,798		4,798
General and administrative	270		270
Tax impact of adjustments	(1,607)		(1,607)
Total adjustments	3,461		3,461
Non-GAAP Adjusted net income (loss)	$11,069	$(3,122)	$7,947

Diluted shares	122,888	(15,094)	107,794

Non-GAAP Adjusted diluted earnings per share	$0.09		$0.07	”

Section 11 (“Certain Financial Information”) of the Offer to Purchase is amended and supplemented by replacing the section titled “Unaudited Consolidated Pro Forma Balance Sheet Data” where it appears on page 22 of “The Offer” in its entirety with the following:

“Unaudited Consolidated Pro Forma Balance Sheet Data (In thousands, except per share data)
	June 30, 2013
	Actual	Adjustments	Pro Forma

Current assets	$45,941	$ 4,346(1)	$50,287
Total assets	55,484	5,491(2)	60,975
Short-term debt due within 1 year	__	2,350(3)	2,350
All other current liabilities	20,566	__	20,566
Current liabilities	20,566	2,350	22,916
Long-term debt	__	43,400(3)	43,400
All other long-term liabilities	973	__	973
Long-term liabilities	973	43,400	44,373
Total liabilities	21,539	45,750(3)	67,289
Common stock	121	(15)(4)	106
Accumulated deficit	(76,476)	(40,244)(5)	(116,720)
Total stockholder’s equity (deficit)	$33,945	$(40,259)	$(6,314)
Total liabilities & stockholder’s equity	55,484	5,491	60,975
Shares outstanding—common stock(5)	117,088	(15,094)	101,994
Book value per share(6)	$0.29		$(0.06)

(1)
Current assets reflect a net increase of $4.3 million resulting from the proceeds of the financing offset by cash paid to tender shares of $40.0 million and estimated transactions costs of $2.7 million, of which we

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anticipate paying $2.4 million from the proceeds of the financing. The $2.7 million estimated transactions costs consist of $0.3 million expected to be incurred in connection with the Offer and $2.4 million expected to be incurred in connection with the financing.

(2)
Total assets reflect a net increase of $5.5 million resulting from the increase in current assets of $4.3 million as a result of net transaction costs (see note (1) above) plus $1.2 million in deferred financing costs associated with the financing.

(3)
Total liabilities reflect a net increase of $45.8 million. Of the debt proceeds, $40 million is used to finance the repurchase of shares in the Offer and $2.4 million is used to pay transaction fees (see note (1) above). Reflected in current liabilities is $2.4 million payable due within one year. Long-term liabilities are comprised of $44.7 million long-term debt partially offset by $1.3 million in transaction fees.

(4)	Reflects the par value of 15,094,340 Shares assumed to be purchased.

(5)	Assumes the repurchase of 15,094,340 Shares in the Offer at a price of $2.65 per Share, plus associated estimated transaction fees and costs of approximately $0.3 million.

(6)	Book value per share reflects stockholders equity (deficit) divided by Shares outstanding. Stockholders’ deficit includes $76.4 million of accumulated deficit offset by repurchased stock. ”
ITEM 7. Source and Amount of Funds or Other Consideration.
(a), (b) and (d) Section 9 (“Sources and Amount of Funds”) of the Offer to Purchase is amended and supplemented by replacing such section where it appears on page 16 of “The Offer” in its entirety with the following:
“If the Offer is fully subscribed, we will purchase $40,000,000 of Shares in the Offer. We will fund the Share purchases in the Offer, and to pay related fees and expenses, through borrowings under our new Credit Facility (as defined below) which provides for a term loan facility in an aggregate principal amount of up to $47,000,000 and a delayed draw term loan facility in an aggregate principal amount not to exceed $20,000,000 (collectively, the “Credit Facility”), pursuant to that certain Financing Agreement dated October 18, 2013 by and among the Company, TCW Special Situations, LLC, as collateral agent and administrative agent and the Guarantors and Lenders party thereto (the “Financing Agreement”).
The Credit Facility: The Credit Facility provides for an initial term loan in the amount of $47,000,000 to be made on the effective date of the Financing Agreement (the “Term Loan”) and a delayed draw term loan of up to $20,000,000 (the “Delayed Draw Term Loan”) which will be available for borrowing in specified minimum amounts from time to time beginning after the effective date (as defined in the Financing Agreement) until October 18, 2014 or such earlier date as the Delayed Draw Term Loan may be reduced to zero pursuant to the terms of the Financing Agreement. The principal amount of the Term Loan is repayable in consecutive quarterly installments beginning with the calendar quarter ending March 31, 2014 and matures on the earlier of October 18, 2018 or such later date as the outstanding loans become payable in accordance with the terms of the Financing Agreement (the “Final Maturity Date”). In the event we borrow under the Delayed Draw Term Loan, the outstanding principal will be repayable in consecutive quarterly installments beginning with the calendar quarter ending December 31, 2014 through the Final Maturity Date. Each of the loans will bear interest at a rate equal 7.5% plus the greater of (i) LIBOR or (ii) 1.25%, or at our option, a reference rate (as defined in the Financing Agreement) plus 6.5% per annum, with such interest payable monthly.
Our obligations under the Credit Facility are secured by a security interest in substantially all of the Company’s assets. Our existing and future domestic subsidiaries have guaranteed the borrowings. Loans outstanding under the Credit Facility (1) must be prepaid based on certain cash flow metrics and with any net proceeds of certain permitted asset sales and (2) may be prepaid in whole or in part at any time, with any prepayments made prior to the first anniversary of the effective date subject to a prepayment premium. Any principal amount of loans which are prepaid or repaid may not be re-borrowed.
Risks Relating to Higher Leverage: We will incur increased indebtedness in connection with the purchase of Shares in the Offer and, as a result, will be more leveraged. We expect to generate the cash necessary to pay our expenses and to pay the principal and interest on the Credit Facility from our cash flows provided by operating activities. Our ability to pay our expenses and meet our debt service obligations under the Credit Facility depends on our future performance, which may be affected by financial, business, economic, demographic and other factors. If we do not have enough money to pay our debt service obligations, we may be required to refinance all or part of the Credit Facility, sell assets,

8

borrow more money or raise equity. In such an event, we may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us or at all. Also, our ability to carry out any of these activities on favorable terms, if at all, may be further impacted by any financial or credit crisis which may limit access to the credit markets and increase the cost of capital.
The Credit Facility contains customary covenants, including affirmative and negative covenants that in certain circumstances restrict our ability to incur additional indebtedness, pay dividends on or redeem capital stock, make other payments, including investments, sell our assets or enter into consolidations, mergers or transfers of all or substantially all of our assets. The Credit Facility requires us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control and we may not be able to meet those ratios and tests.
The Credit Facility contains certain customary events of default, including, among other things, our failure to make required payments under the Financing Agreement, breaches of representations and warranties made by us, our failure to comply with covenants set forth in the Financing Agreement, insolvency or bankruptcy of us or any of our subsidiaries, material damage to the collateral securing the Credit Facility, cessation of our business for longer than a specified time period, and the occurrence of a change of control of us. If an event of default occurs under the Credit Facility, amounts outstanding may become immediately due and payable in the discretion of the collateral agent and specified lenders, provided that in the event of insolvency or bankruptcy of us or any of our subsidiaries, all amounts outstanding, together with all accrued and unpaid interest thereon and fees and other amounts due under the Financing Agreement will automatically become immediately due and payable. If the lenders under the Credit Facility accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness that would become due as a result of any acceleration.”
ITEM 10. Financial Statements.
(a) and (b) Section 11 (“Certain Financial Information”) of the Offer to Purchase is amended and supplemented by replacing the section titled “Unaudited Consolidated Pro Forma Statements of Income Data” where it appears on page 19 of “The Offer” in its entirety with the following:

9

“Unaudited Consolidated Pro Forma Statements of Income Data (In thousands, except per share data)
	Year Ended June 30, 2013
	Actual	Adjustments	Pro Forma

Sales, net	$208,178	$ -	$208,178
Operating income	12,068	-	12,068
Interest expense	(3)	(4,572)(1)	(4,575)
Other expense, net	(912)	-	(912)
Income (loss) before income taxes	11,153	(4,572)	6,581
Income tax expense	(3,545)	1,450	(2,095)
Net income (loss)	$7,608	$(3,122)	$4,486
Earnings per share:
Basic	$0.07		$0.05
Diluted	$0.06		$ 0.04(2)

Shares used in computing
earnings per share:
Basic	112,276	(15,094)(2)	97,182
Diluted	122,888	(15,094)(2)	107,794
Other Data:
Ratio of earnings to fixed charges(3)	3718.67x		2.44x

Non-GAAP Financial Measures:
Adjusted net income (loss)(4)	$11,069	$(3,122)	$7,947
Adjusted diluted earnings per share(4)	$0.09		$0.07

(1)
Reflects assumed interest expense on $47 million in new borrowings under our Credit Facility at an average rate of 8.75% per annum and a term of 5 years plus amortization of deferred transaction costs. For every 0.125% increase/decrease in our interest rate our interest expense would change by approximately $58,000 per year.

(2)
The pro forma share count assumes the repurchase of 15,094,340 shares at $2.65 per Share in the Offer as of the beginning of the periods presented. Pro forma net earnings per share are calculated based upon such pro forma share count.

(3)
Earnings included in the calculation of this ratio consist of income before income taxes plus interest expense. Fixed charges include interest expense only, as the Company does not have capital leases nor does it have capitalized interest associated with property, plant and equipment.

(4)
We define Adjusted Net Income as Net Income excluding certain costs associated with the product recall and the applicable tax impacts associated with these items. Adjusted earnings per share ("EPS") is calculated based on Adjusted Net Income and the weighted average number of common and potential common shares outstanding during the period. Adjusted Net Income and Adjusted EPS may not be comparable to similarly titled measures reported by other companies.”

Section 11 (“Certain Financial Information”) of the Offer to Purchase is amended and supplemented by replacing the section titled “Unaudited Reconciliation of GAAP Net Income to Non-GAAP Adjusted Net Income

10

and related Adjusted Earnings Per Share” where it appears on page 21 of “The Offer” in its entirety with the following:

“Unaudited Reconciliation of GAAP Net Income to Non-GAAP Adjusted Net Income and related Adjusted Earnings Per Share: (In thousands, except per share data)
	Year Ended June 30, 2013
	Actual	Adjustments	Pro Forma
GAAP Net income (loss)	$7,608	(3,122)	$4,486

Adjustments:
Costs associated with product recall:
Cost of sales	4,798		4,798
General and administrative	270		270
Tax impact of adjustments	(1,607)		(1,607)
Total adjustments	3,461		3,461
Non-GAAP Adjusted net income (loss)	$11,069	$(3,122)	$7,947

Diluted shares	122,888	(15,094)	107,794

Non-GAAP Adjusted diluted earnings per share	$0.09		$0.07	”

Section 11 (“Certain Financial Information”) of the Offer to Purchase is amended and supplemented by replacing the section titled “Unaudited Consolidated Pro Forma Balance Sheet Data” where it appears on page 22 of “The Offer” in its entirety with the following:

“Unaudited Consolidated Pro Forma Balance Sheet Data (In thousands, except per share data)
	June 30, 2013
	Actual	Adjustments	Pro Forma

Current assets	$45,941	$ 4,346(1)	$50,287
Total assets	55,484	5,491(2)	60,975
Short-term debt due within 1 year	__	2,350(3)	2,350
All other current liabilities	20,566	__	20,566
Current liabilities	20,566	2,350	22,916
Long-term debt	__	43,400(3)	43,400
All other long-term liabilities	973	__	973
Long-term liabilities	973	43,400	44,373
Total liabilities	21,539	45,750(3)	67,289
Common stock	121	(15)(4)	106
Accumulated deficit	(76,476)	(40,244)(5)	(116,720)
Total stockholder’s equity (deficit)	$33,945	$(40,259)	$(6,314)
Total liabilities & stockholder’s equity	55,484	5,491	60,975
Shares outstanding—common stock(5)	117,088	(15,094)	101,994
Book value per share(6)	$0.29		$(0.06)

11

(1)
Current assets reflect a net increase of $4.3 million resulting from the proceeds of the financing offset by cash paid to tender shares of $40.0 million and estimated transactions costs of $2.7 million, of which we anticipate paying $2.4 million from the proceeds of the financing. The $2.7 million estimated transactions costs consist of $0.3 million expected to be incurred in connection with the Offer and $2.4 million expected to be incurred in connection with the financing.

(2)
Total assets reflect a net increase of $5.5 million resulting from the increase in current assets of $4.3 million as a result of net transaction costs (see note (1) above) plus $1.2 million in deferred financing costs associated with the financing.

(3)
Total liabilities reflect a net increase of $45.8 million. Of the debt proceeds, $40 million is used to finance the repurchase of shares in the Offer and $2.4 million is used to pay transaction fees (see note (1) above). Reflected in current liabilities is $2.4 million payable due within one year. Long-term liabilities are comprised of $44.7 million long-term debt partially offset by $1.3 million in transaction fees.

(4)	Reflects the par value of 15,094,340 Shares assumed to be purchased.

(5)	Assumes the repurchase of 15,094,340 Shares in the Offer at a price of $2.65 per Share, plus associated estimated transaction fees and costs of approximately $0.3 million.

(6)	Book value per share reflects stockholders equity (deficit) divided by Shares outstanding. Stockholders’ deficit includes $76.4 million of accumulated deficit offset by repurchased stock. ”
ITEM 11. Additional Information.
(c) Section 7 (“Conditions of the Offer”) of the Offer to Purchase is amended and supplemented by deleting the first bullet point in such section where it appears on Page 13 of “The Offer.”
ITEM 12. Exhibits.
The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented as follows:

Exhibit Number	Description
(b)
Financing Agreement, dated October 18, 2013, by and among LifeVantage Corporation, the Guarantors and Lenders party thereto and TCW Special Situations, LLC as Collateral Agent and Administrative Agent.

12

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2013	LIFEVANTAGE CORPORATION By: /s/ Rob Cutler Name: Rob Cutler Title: General Counsel